UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Cano Health, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

13781Y103

(CUSIP Number)

Elliot Cooperstone

ITC rUMBA, LLC

One Vanderbilt Ave, Suite 2400

New York, NY 10017

(646) 930-1531

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 2, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13781Y103

1	NAME OF REPORTING PERSON

ITC Rumba, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

OO

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CUSIP No. 13781Y103

1	NAME OF REPORTING PERSON

Elliot Cooperstone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		14,825
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

14,825
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 13781Y103

 The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Class A common stock, $0.0001 par value per share (the “Class A Common Stock”), of Cano Health, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 9725 NW 117th Avenue, Miami, Florida 33178.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	ITC Rumba, LLC, a Delaware limited liability company (“ITC Rumba”), as a member of the Group (as defined below); and

(ii)	Elliot Cooperstone, with respect to the shares of Class A Common Stock directly and beneficially owned by him.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are parties to that certain Group Agreement (as defined and further described in Item 6) with Barry Sternlicht, Lewis Gold and certain of their affiliates. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that collectively beneficially owns more than 5% of the Issuer’s outstanding shares of Class A Common Stock. It is the understanding of the Reporting Persons that each of Messrs. Sternlicht and Gold (and, if applicable, the relevant affiliates thereof) will file separate Schedules 13D with respect to their respective ownership of Class A Common Stock pursuant to Rule 13d-1(k)(2) of the Exchange Act. Reference is made to such Schedules 13D for information concerning Messrs. Sternlicht and Gold and their investment in the Issuer.

(b)       The address of the principal office of each of ITC Rumba and Mr. Cooperstone is One Vanderbilt Ave, Suite 2400, New York, NY 10017.

(c)       The principal business of ITC Rumba is investing in securities. Mr. Cooperstone is the Managing Partner of InTandem Capital, LLC and serves as a Managing Partner of ITC Rumba.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       ITC Rumba is organized under the laws of the State of Delaware. Mr. Cooperstone is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

In connection with Mr. Cooperstone’s prior service on the Board of Directors of the Issuer (the “Board”), Mr. Cooperstone was awarded restricted stock units representing 14,825 shares of Class A Common Stock, which fully vested prior to his resignation from the Board.

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CUSIP No. 13781Y103

Item 4.	Purpose of Transaction.

Mr. Cooperstone acquired the Class A Common Stock reported herein in connection with his prior service on the Board, which he resigned from on March 30, 2023. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On March 30, 2023, Mr. Cooperstone, Mr. Barry Sternlicht and Dr. Lewis Gold resigned as members of the Board (collectively, the “Former Directors”). On April 2, 2023, the Former Directors and certain of their affiliates entered into the Group Agreement (as defined below) pursuant to which they agreed to act together to pursue changes at the Issuer to enhance shareholder value. The Reporting Persons expect such changes to include, but not be limited to, the replacement of the CEO, sale of non-core assets and a reconstitution of the Board. The Former Directors and certain of their affiliates may be deemed to be a group (the “Group”) for the purposes of Section 13(d)(3) of the Exchange Act. As more fully set forth in Item 5(a) hereof, assuming full vesting and conversion of any convertible securities held by the Group, the aggregate voting power of the Group is approximately 35.7% based on an aggregate of 528,178,564 shares of Class A Common Stock and Class B common stock $0.0001 par value (the “Class B Common Stock”) outstanding as of March 13, 2023 as set forth in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2023.

The Group Agreement, as defined and described in Item 6 of this Schedule 13D, is attached as Exhibit 99.1 hereto and incorporated herein by reference. The Reporting Persons understand that the other Former Directors (and, if applicable, the relevant affiliates thereof) will make one or more separate Schedule 13D filings pursuant to Rule 13d-1(k)(2) under the Exchange Act containing their respective information. The Reporting Persons assume no responsibility for the information contained in any such Schedule 13D filed by any other Former Director or any affiliate thereof. The Reporting Persons expressly disclaim beneficial ownership of any securities owned or acquired by other members of the Group.

In connection with Mr. Cooperstone’s resignation from the Board, Mr. Cooperstone delivered a letter to the Board, which is attached as Exhibit 99.2 hereto (the “Resignation Letter”) and is incorporated by reference in its entirety into this Item 4.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Issuer’s securities, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making other proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional securities, selling some or all of their securities, engaging in short selling of or any hedging or similar transaction with respect to the securities, or changing their intention with respect to any and all matters referred to in Item 4.

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CUSIP No. 13781Y103

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of shares of Class A Common Stock reported owned by each person named herein is based upon 264,174,645 shares of Class A Common outstanding as of March 13, 2023, which is the total number of shares of Class A Common Stock outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2023.

As of the date hereof, ITC Rumba did not beneficially own any shares of Class A Common Stock, constituting 0% of the Class A Common Stock outstanding.

As of the date hereof, Mr. Cooperstone directly beneficially owns 14,825 shares of Class A Common Stock, constituting less than 1% of the Class A Common Stock outstanding.

As a result of entering into the Group Agreement (as defined below), the Reporting Persons and the other parties thereto may be deemed to have formed a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act. The Reporting Persons have been advised that (i) Mr. Sternlicht may be deemed to beneficially own 25,480,624 shares of Class A Common Stock and (ii) Dr. Gold and his affiliates may be deemed to beneficially own 1,706,760 shares of Class A Common Stock and 1,391,935 shares of Class B Common Stock. Additionally, ITC Rumba directly beneficially owns 159,780,988 shares of Class B Common Stock. Mr. Cooperstone, as the Managing Partner of ITC Rumba, may be deemed to beneficially own the 159,780,988 shares of Class B Common Stock owned by ITC Rumba. Accordingly, assuming full vesting and conversion of any convertible securities held by the Group, the aggregate voting power of the Group is approximately 35.7% based on an aggregate of 528,178,564 shares of Class A Common Stock and Class B Common Stock outstanding as of March 13, 2023 as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2023. The Reporting Persons expressly disclaim beneficial ownership of any securities of the Issuer owned by the other members of the Group.

(b)       Mr. Cooperstone has the sole power to vote and dispose of the shares of Class A Common Stock beneficially owned by him.

(c)       No Reporting Person has entered into any transactions in the securities of the Issuer during the past sixty days.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities of the Issuer.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 2, 2023, the Reporting Persons, the other Former Directors and the other parties named therein entered into the Group Agreement, a copy of which is attached as Exhibit 99.1 hereto and is incorporated herein by reference (the “Group Agreement”). Pursuant to the terms of the Group Agreement, the parties thereto have agreed, among other things, (i) to form the Group for the purpose of working together to enhance shareholder value at the Issuer and (ii) to the filing, separately or jointly, of Schedule(s) 13D on behalf of each of them with respect to the securities of the Issuer. The Group Agreement provides, among other things, that any party thereto may terminate his or its rights and obligations (subject to the surviving rights and obligations referred to therein) under the Group Agreement on 24 hours’ written notice to all other parties thereto.

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CUSIP No. 13781Y103

On June 3, 2021, the Issuer, Primary Care (ITC) Intermediate Holdings, LLC (“PCIH”), certain equityholders of the Issuer, including ITC Rumba (collectively, the “Investors”), and the other parties thereto, entered into an investor agreement (the “Investor Agreement”) with respect to the Issuer. Pursuant to the Investor Agreement, among other things, certain of the Investors, including ITC Rumba, were granted certain registration rights and certain preemptive rights with respect to their respective shares of Class A Common Stock. In addition, the Investor Rights Agreement previously contained certain transfer restrictions, which have since terminated and are of no further force or effect. The foregoing description of the Investor Rights Agreement is qualified in its entirety by reference to the Investor Rights Agreement, which is attached as Exhibit 99.3 hereto and is incorporated herein by reference.

On June 3, 2021, the Issuer, PCIH and the members thereof, including ITC Rumba (collectively, the “Members”), entered into that certain Second Amended and Restated Limited Liability Company Agreement of PCIH (the “PCIH LLC Agreement”). Pursuant to the PCIH LLC Agreement, certain holders of Class A Common Units (as defined in the PCIH LLC Agreement), including ITC Rumba, are permitted to exchange their Class A Common Units for an equal number of Class A Shares of the Issuer and a corresponding cancellation of an equal number of Class B Shares of the Issuer, subject to the terms and conditions therein. The foregoing description of the PCIH LLC Agreement is qualified in its entirety by reference to the PCIH LLC Agreement, which is attached as Exhibit 99.4 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Group Agreement, dated as of April 2, 2023, by and among ITC Rumba, LLC, Elliot Cooperstone, EGGE, LLC, EG Advisors, LLC, Lewis Gold and Barry Sternlicht.

99.2	Resignation Letter, dated March 30, 2023, from Elliot Cooperstone to the Board of Directors of Cano Health, Inc.

99.3	Investor Agreement, dated June 3, 2021 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 9, 2021).
99.4	PCIH LLC Agreement, dated June 3, 2021 (incorporated by reference to Exhibit 3.3 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 9, 2021).
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CUSIP No. 13781Y103

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2023

ITC Rumba, LLC

By:	/s/ Elliot Cooperstone
	Name:	Elliot Cooperstone
	Title:	Managing Partner

/s/ Elliot Cooperstone
Elliot Cooperstone

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